Exhibit 99.1

HEXO CORP. ANNOUNCES COMPLETION OF ACQUISITION BY WAY OF ARRANGEMENT WITH TILRAY BRANDS, INC.

GATINEAU, Québec, June 22, 2023 – HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”) announced today the closing of the second of two tranches of the non-brokered private placement of Series 1 Preferred Shares (the “Private Placement”) previously announced on June 1, 2023 and the subsequent completion of the transactions contemplated by the previously announced statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”) involving the Company and Tilray Brands, Inc. (“Tilray”).

“On behalf of HEXO’s board and management team, I’d like to extend our deepest thanks to the entire HEXO team for their continued commitment to our business and customers,” said Charlie Bowman, President and Chief Executive Officer of HEXO. “We are excited for all that is ahead as HEXO enters its next chapter as a part of Tilray, and we wish the HEXO and Tilray teams nothing but the best as they build a stronger Canadian platform that leverages our complementary portfolios of industry-leading brands.”

“The HEXO team has been instrumental in steering the Company through challenging times over the past year and in enabling us to complete a transaction that has delivered value to the Company’s stakeholders. The acquisition by Tilray is a testament to their hard work and dedication,” added Julius Ivancsits, Chief Financial Officer of HEXO. “I look forward to seeing HEXO and the brands it has built continue to grow as part of Tilray.”

Following confirmation by the Company that all conditions precedent to the completion of the Arrangement had been satisfied, the second tranche of the Private Placement closed, consisting of the issuance of 13,500,000 Series 1 Preferred Shares at an issue price of US$1.00 per share for additional gross proceeds to the Company of US$13,500,000. The proceeds from the second tranche of the Private Placement were applied as described in the Company’s June 1, 2023 press release.

Following the closing of the second tranche of the Private Placement, the Arrangement was completed and became effective with Tilray having acquired all of the issued and outstanding common shares (the “Common Shares”) and Series 1 Preferred Shares of the Company. Holders of Common Shares (the “Common Shareholders”) received 0.4352 of a share of Tilray common stock (the “Tilray Shares”) for each whole Common Share held. Tilray also issued 19,551,282 Tilray Shares in consideration for the acquisition of the 25 million issued and outstanding Series 1 Preferred Shares based on the Preferred Share Exchange Ratio set out in the Company’s press release issued on June 1, 2023.

The Company has submitted a voluntary delisting application to the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market (“Nasdaq”) and, as a result of the Arrangement, the Company expects its Common Shares to be delisted from the TSX and the Nasdaq shortly.

Further information regarding the Arrangement is provided in the management information circular dated May 10, 2023 and the Company’s press release issued on June 1, 2023, copies of which are available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest growth facilities in North America.

Contacts

For media or investor inquiries:
invest@hexo.com